Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Income from continuing operations before income taxes and equity income	$9,731	$9,726	$6,178	$3,477	$6,654
Fixed charges excluding capitalized interest	3,210	2,617	1,982	1,662	1,015
Amortization of capitalized interest	37	29	24	21	17
Dividends from nonconsolidated affiliates	2,000	2,132	2,127	1,827	661
Earnings available for fixed charges	$14,978	$14,504	$10,311	$6,987	$8,347

Interest and related charges on debt(a)	$3,121	$2,533	$1,883	$1,550	$896
Portion of rentals deemed to be interest	90	84	99	112	120
Interest capitalized in period	180	126	93	68	66
Preference security dividend requirements(b)	576	-	-	-	-
Total fixed charges	3,967	2,743	2,075	1,730	1,082
Preferred stock dividends grossed up to a pre-tax basis				1,281	2,528
Combined fixed charges and preferred stock dividends	$3,967	$2,743	$2,075	$3,011	$3,610

Ratio of earnings to fixed charges	3.78	5.29	4.97	4.04	7.72
Ratio of earnings to combined fixed charges and preferred stock dividends				2.32	2.31
__________
(a) Excludes interest associated with uncertain tax positions, which is recorded within income tax expense.
(b) The pre-tax earnings required to pay preference security dividend requirements is calculated using the 2017 effective tax rate of 97.2%.